Filed by Spartech Corporation
Commission File No. 1-5911
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Spartech Corporation
Commission File No. 1-5911

[Spartech logo]
SPARTECH CORPORATION
120 South Central Ave, Ste 1700
Clayton, MO 63105-1705
314.721.4242
FAX: 314.721.1543
www.spartech.com

October 24, 2012

Dear Spartech Employee,

Today marks an exciting and important day in the company’s history. Our Board of Directors has approved a transaction whereby PolyOne Corporation will acquire Spartech Corporation. The acquisition requires shareholder approval, which we expect to obtain early next year. In the meantime, I wanted to provide some background on PolyOne and our perspective on the agreement.

PolyOne is a $2.9 billion leading global provider of polymer materials, services and solutions with a strong focus on serving customers and investing in the people, capabilities and assets needed to deliver value to customers and shareholders. As we combine forces and leverage each other’s portfolio and strengths, we expect to accelerate innovation, expand our position in global markets, and deliver even greater value to our customers.

PolyOne has been on a transformational journey very similar to Spartech’s. They are focused on enhancing margins through lean, continuous improvement and shifting mix to more profitable, specialty products and applications. Similar to Spartech, PolyOne is committed to delighting their customers with service and innovative sustainable solutions. PolyOne and Spartech currently participate in many of the same end markets. And as you learn more about PolyOne, you’ll quickly come to appreciate the successful transformation that it has made over the last six years – moving from a company focused on commodity applications and selling volume, to a specialized solutions company providing valuable, differentiated products to its customers. Spartech will fit nicely into PolyOne’s Specialty Platform and further the percent of their earnings coming from specialties.

It’s clear to me that PolyOne fully appreciates the leadership positions we’ve achieved with our product portfolio and sees potential to grow and further accelerate the good progress we’ve made. We are both eager to share best practices and technologies, so we can all learn, grow and succeed as one company going forward.
I’m sure the sale of Spartech comes as a surprise to most of you, and as you learn more, I feel you’ll join me in viewing this as an exciting and positive turning point for us. You will undoubtedly have many questions in the coming days, weeks and months. Although we may not be able to answer all of those questions, your Spartech leadership team and I will keep the lines of communications open.

In the meantime, we all need to remain focused on our strategic priorities of driving growth, enhancing margins and delighting customers. Our days still must start with a commitment to provide a safe workplace for ourselves and our fellow team members.

I will share more information as we progress further with this agreement. However, I cannot stress enough that this agreement does not change how we go about our business today. I am so proud of the momentum and teamwork we’ve built and we must continue to execute with our goals in mind and deliver results.

Best regards,

/s/ Vicki Holt

Vicki Holt
Spartech CEO & President